EXHIBIT 99.5

KPMG LLP
Chartered Accountants
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Montréal, Québec H3A 03A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated July 18, 2008 on the consolidated balances sheet of Neptune Technologies & Bioressources Inc. (the "Corporation") as at May 31, 2008 and May 31, 2007 and the consolidated statements of earnings and comprehensive income, deficit, contributed surplus and cash flows for the years ended May 31, 2008 and May 31, 2007, which report appears in this annual report on Form 40-F of the Corporation and our audit report dated July, 18, 2008 on the related supplemental note entitled "Reconciliation to United States Generally Accepted Accounting Principles" in respect of the Corporation's consolidated financial statements as at May 31, 2008 and May 31, 2007 and for the years ended May 31, 2008 and May 31, 2007, which report appears in this annual report on Form 40-F of the Corporation.

/s/ KPMG LLP
Chartered Accountants

Montréal, Canada
August 27, 2008